Ainsworth Engineered Canada LP
Suite 3194, Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

604 661 3200 Telephone
604 661 3201 Fax
info@ainsworth.ca

www.ainsworth.ca
January 16, 2007
Via EDGAR and by Hand
John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549 – 7010

Re:	Ainsworth Lumber Co. Ltd. Responses to Comments of the Staff of the Securities and Exchange Commission Form 6-K Filed on November 13, 2006 File No. 333-07346
Dear Mr. Cash:
Set forth below is the response of Ainsworth Lumber Co. Ltd., a corporation organized under the laws of British Columbia (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated December 21, 2006 (the “Comment Letter”), with respect to the Company’s Form 6-K furnished to the Commission on November 13, 2006 (File No. 333-07346).
For the convenience of the Staff, the text of Commission’s sole comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Ainsworth Group of Companies

Mr. John Cash
U.S. Securities and Exchange Commission
January 16, 2006

Form 6-K filed on November 13, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3
1.	We read in the Review of Operating Results and Liquidity and Capital Resources sections of your Management’s Discussion and Analysis that you have indefinitely suspended production at your Grand Rapids and Cook manufacturing facilities which represent approximately 24% of your estimated OSB annual production capacity. We also note that your Grand Rapids facility experienced various production interruptions during the first and second quarters of 2006. Please tell us how you determined that there was no impairment loss related to these facilities under U.S. GAAP in accordance with SFAS 144, as of September 30, 2006.

During the first and second quarters of 2006, the primary cause of the production interruptions experienced at the Grand Rapids facility was the mechanical failure of certain pressing equipment. This was disclosed in news releases and significant items noted in the MD&A of the Company’s quarterly filings. In January 2006, a mechanical breakdown in the pressing equipment caused approximately two weeks of curtailed production. As a result, management planned a five week maintenance shutdown, starting in April 2006, to replace the pressing equipment. This shutdown was extended to more than eight weeks, beyond management’s initial expectations, as some of the newly installed press components were found to be defective. Production resumed in June 2006 but the Company determined that further extensive repairs would be warranted and initiated a lawsuit against the press component supplier for the defective press components in July 2006. In the second quarter of 2007, when new components are available, the Company has planned to replace the Grand Rapids defective press components. The replacement pressing equipment is not expected to cause significant production interruptions in the future.

On September 22, 2006, the Company announced its decision to indefinitely suspend production at Grand Rapids and Cook. The decision to indefinitely suspend production at these facilities was disclosed in the Company’s September 22, 2006 news release and was attributable to the following:
•	The cyclical nature of the OSB market. Average OSB prices have declined significantly compared to the second quarter of 2006 (benchmark prices in the third quarter of 2006 were U.S.$181 per msf compared to U.S.$238 per msf in the second quarter of 2006). The Company believes that the industry is currently in a period of trough pricing and management expects that OSB prices will increase in the future. This assessment is supported by forecasts issued by RISI, an independent industry information provider, which has forecast increasing prices starting in 2007. RISI’s forecasted average OSB price for 2007 is 6% higher than the price in the third quarter of 2006 with further price increases projected over the 15-year term of management’s asset impairment testing.

•	Declining margins. The cost of raw materials and inputs, such as wood fibre, resin and freight, do not fluctuate with OSB prices, so as OSB prices declined there was no corresponding reduction in input costs and our margins declined. Management believes that input costs will either decline or remain stable, so margins will improve as OSB prices rise. These assumptions are consistent with projections using RISI price and cost forecasts. In Minnesota, the Company had previously experienced higher than expected wood fibre costs due to the heavy demand on the wood resource in the region. Management believes that the demand for wood is now in balance with supply and, as a result, wood costs have declined accordingly. Delivered wood costs in Minnesota are currently U.S.$10/ton lower than costs just prior to the production curtailments in September 2006 (a decline of 24%) and 15% lower than the wood cost projected for 2007 as part of management’s asset impairment testing.

Ainsworth Group of Companies

Mr. John Cash
U.S. Securities and Exchange Commission
January 16, 2006

Management’s intention is to resume OSB production at the Grand Rapids and Cook facilities when market and cost conditions improve, so the curtailment of production will not be permanent. A full complement of managerial staff has been maintained at these facilities to ensure a timely and efficient return to production when market and cost conditions improve.

In light of the sharp decline in third quarter OSB prices, the high raw material and freight costs experienced in the third quarter of 2006 and the Company’s decision in the third quarter to shut down Line 1 at Bemidji, management determined that events and changes in circumstances indicated that an impairment test for certain long-lived assets should be performed.

Management tested the recoverability of the Grand Rapids and Cook facilities as of September 30, 2006 and concluded that there was no impairment loss related to these manufacturing facilities. The effect of the indefinite shutdown, scheduled capital expenditures in 2007, and third party supported price, raw material cost, and freight cost forecasts were factored into management’s estimate of the undiscounted cash flows expected from the use and eventual disposition of the Grand Rapids and Cook facilities. The Company further tested the underlying assumptions by performing sensitivity analysis. Management concluded that the carrying amounts of these facilities were recoverable and were not determined to be impaired under SFAS 144. The results of management’s assessment were subject to review by the Company’s external auditors as part of their third quarter review.
*          *          *
     The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please telephone the undersigned at (604) 661-3200 if you have any questions or need any additional information.
     Kindly acknowledge your receipt of this response letter by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,
By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

cc:	Paul Fletcher (Deloitte & Touche LLP)

Christopher W. Morgan, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Ainsworth Group of Companies